Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Voting Instruction Form (“VIF”) - Annual General Meeting to be held on Friday, June 11, 2021 01QIHA NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS Fold Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. CONTROL NUMBER 1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account. 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If a date is not inserted in the space provided on the reverse of this VIF, it will be deemed to bear the date on which it was mailed by management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, and the VIF appoints the Management Nominees, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting. 7. Unless prohibited by law, this VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof. 8. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 9. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 10. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management. VIFs submitted must be received by 10:00 am, Pacific Daylight Time, on Wednesday, June 9, 2021. Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 Intermediary XXX CPUQC01.E.INT/000001/i1234 COMMON SHARES Holder Account Number Security Class 1-866-734-VOTE (8683) Toll Free 123456789012345

Appointee(s)

I/We being holder(s) of securities of Sandstorm Gold Ltd. (the "Company") hereby appoint: Nolan Watson, or failing this person, David Awram, or failing this person, Erfan Kazemi (the "Management Nominees")

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held at 10:00 a.m. on Friday, June 11, 2021 and at any adjournment or postponement thereof. Although, as required pursuant to the *Business Corporations Act* (British Columbia), the physical location of the Meeting has been designated as the Company's head office located at Suite 1400, 400 Burrard Street, Vancouver, BC V6C 3A6, **the Meeting will be held on a virtual basis by teleconference** call due to public health guidelines and restrictions related to COVID-19. You will not be able to attend the Meeting in person. All shareholders of the Company are strongly encouraged to cast their vote by submitting a completed Form of Proxy or Voting Instruction Form, as the case may be, prior to the Meeting by one of the means described in this Form of Proxy/Voting Instruction Form. Further details are set out in the accompanying Management Information Circular.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

	For	Against
To set the number of Directors at seven (7).	☐	☐

Fold

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Nolan Watson	☐	☐	02. David Awram	☐	☐	03. David E. De Witt	☐	☐
04. Andrew T. Swarthout	☐	☐	05. John P.A. Budreski	☐	☐	06. Mary L. Little	☐	☐
07. Vera Kobalia	☐	☐						

3. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, and the VIF appoints the Management Nominees, this VIF will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SDOQ 315698 AR1

01QIIB